UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31919 / December 1, 2015

In the Matter of

FORUM FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

EXCEED ADVISORY LLC
28 West 44 Street, 16th Floor
New York, New York 10036

(File No. 812-14531)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Forum Funds and Exceed Advisory LLC filed an application on August 11, 2015, and an
amendment to the application on October 8, 2015, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act
and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On November 5, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31893). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Forum Funds and Exceed Advisory LLC (File No. 812-14531) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary